

Mail Stop 4628

June 25, 2018

Stephen Chazen
Chief Executive Officer
TPG Pace Energy Holdings Corp.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102

> **Re: TPG Pace Energy Holdings Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 15, 2018**
> **File No. 1-38083**

Dear Mr. Chazen:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2018 letter.

<u>Business Strategies, page 18</u>

1.   We note your response to prior comment 2. Please provide balancing disclosure in the summary section which clarifies Enervest's experience with EV Energy Partners, L.P. and its recent bankruptcy. Please also provide support for the statement that "EnerVest is one of the most successful operators in the Eagle Ford Shale as it has delivered basin leading initial production rates for new wells and maintained a basin leading operating cost structure."

2.   We note your response to prior comment 4. Please revise your disclosure here to clarify, as applicable, whether the relative decrease in capital spending in the Eagle Ford and Austin Chalk areas is also attributable to a number of factors, including the volatile pricing environment during the periods since 2015.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information of TPGE, page 82

Note 2. Pro Forma Adjustments and Assumptions, page 90

Pro Forma Adjustments to the Statements of Operations for the Year Ended December 31, 2017, page 90

3.   We note that pro forma adjustment (f) includes a charge of $72.2 million for depreciation, depletion, and amortization expense which differs from the equivalent pro forma adjustment of $179.8 million in the proxy statement filed May 10, 2018. Explain the reason for the change from the prior proxy statement.

Pro Forma Adjustments to the Balance Sheet, page 92

4.   We note footnote (i) indicates the preliminary fair value of the shares is determined by reference to TPGE's Class A Common Stock on March 29, 2018. Revise to update the purchase price computation based on the most recent stock price prior to the mailing date of the proxy statement.

Index to Consolidated Financial Statements, page F-1

Combined Financial Statements as of and for the Years Ended December 31, 2017 and 2016 and for the Period from September 30, 2015 (Date of Inception) to December 31, 2015 for Karnes County Business, page F-65

Independent Auditors' Report, page F-66

5.   We note from your response to prior comment 28 that you do not believe an audit opinion that complies with the standards of the PCAOB is necessary until the business combination between TPGE and the Karnes County Business is consummated. As you are a special purpose acquisition company, tell us what consideration you gave to obtaining an audit opinion that complies with the standards of the PCAOB for the operating company identified as your predecessor.

Supplemental Oil and Gas Information (Unaudited), page F-83

Oil and Natural Gas Reserve Quantities, page F-84

6.   Out of an opening balance of 138,120 MBoe in total proved reserves, you disclose negative revisions for the year ending December 31, 2017 of 37,586 MBoe relating to lower than expected recovery from new wells drilled and 6,777 MBoe relating to the reclassification of proved undeveloped reserves to unproved reserves, respectively. Expand your disclosure to explain in greater detail the underlying causes for these negative revisions in the previous estimates of your proved reserves. This comment also applies to the explanation of changes in reserves provided on page 98.

7.   Given the magnitude of the negative revisions in the previous estimates of your reserves, tell us how you concluded that the estimates disclosed as of December 31, 2017 comply with the requirements for reasonable certainty and disclosure as proved reserves. Refer to the definitions of reasonable certainty and proved oil and gas reserves in Rule 4-10(a)(24) and (a)(22) of Regulation S-X, respectively, in formulating your response.

Unaudited Financial Statements as of and for the Period Ended April 27, 2016 and for the Year Ended December 31, 2015 for Gulftex Karnes EFS, LP, page F-114

8.   The financial statements for GulfTex Karnes EFS, LP appear to have been revised from the proxy statement filed May 10, 2018. It also appears that the footnote disclosure for the restatement of previously reported results for GulfTex Karnes EFS, LP was removed. Explain to us in necessary detail the reason for the changes made to the financial statements for GulfTex Karnes EFS, LP and add disclosure to address the facts and circumstances that led to these changes. Refer to FASB ASC 250-10-50. Similar observations were made regarding the financial statements for GulfTex Energy III, LP.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jennifer O'Brien at (202) 551- 3721 or Ethan Horowitz, Accounting Branch Chief, at (202) 551- 3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources